2.15 Meters Averaging 24.45 g/t Au in Drilling at Ketza River, Yukon and
Flow Through Private Placement

Vancouver, BC – February 22, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce favorable results from its 2010 drilling program at Ketza River. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp., and is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

The recently received assay results are from manto-style (limestone replacement) targets from the Peel and Penguin zones drilled in 2010. All drill holes referenced in this news release are diamond drill holes completed by one drill rig between June 13, 2010 and September 8, 2010.

Peel Zone
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Six drill holes were completed west of the 2008 Peel Zone manto resource. The results are presented in Table 1. One drill hole, KR-10-1522, was also drilled within the existing resource. See the Peel Zone plan map figure on the YNG website here: http://www.yukon-nevadagold.com/i/pdf/KetzaPeelMap2010.pdf.

Table 1. Summary of Significant Intercepts from the Peel Zone*

Hole Number	From Meters (m) Feet (ft)	To Meters (m) Feet (ft)	True Thickness Meters (m) Feet (ft)	Gold Grade Gram/tonne (g/t) Troy ounces/ton (opt)
KR-10-1522	46.31 m 151.9 ft	48.47 m 159.0 ft	2.15 m 7.1 ft	24.45 g/t 0.786 opt
	51.41 m 168.6 ft	53.13 m 174.3 ft	1.71 m 5.7 ft	2.61 g/t 0.084 opt
KR-10-1524	33.62 m 110.3 ft	38.09 m 124.9 ft	4.45 m 14.6 ft	3.99 g/t 0.128 opt
KR-10-1527	55.10 m 180.7 ft	56.75 m 186.1 ft	1.64 m 5.4 ft	4.48 g/t 0.144 opt
KR-10-1528	76.76 m 251.8 ft	78.14 m 256.3 ft	1.25 m 4.1 ft	1.17 g/t 0.038 opt
*Notes: (1) From and To intervals are reported within the drill hole;
             (2) True thickness of the Au mineralized zone is reported;
(3) Drill hole numbers KR-10-1523, KR-10-1525 and KR-10-1526 from the Peel Zone returned no significant intersections

Penguin Zone
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The 2010 Penguin Zone drilling tested several magnetic and VLF anomalies in the vicinity of the proposed Penguin pit. The results are shown in Table 2 below. The best intercept was from KR-10-1550, which cut 2.38 meters grading 8.09 g/t Au. See the Penguin Target plan map figure on the YNG website here: http://www.yukon-nevadagold.com/i/pdf/KetzaPenguinMap2010.pdf.

Table 2. Summary of Significant Intercepts from the Penguin Zone*

Hole Number	From Meters (m) Feet (ft)	To Meters (m) Feet (ft)	Thickness Meters (m) Feet (ft)	Gold Grade Gram/tonne (g/t) Troy ounces/ton (opt)
KR-10-1546	34.09 m 111.8 ft	35.13 m 115.2 ft	1.04 m 3.4 ft	2.52 g/t 0.08 opt
	39.75 m 130.4 ft	40.89 m 134.1 ft	1.14 m 3.7 ft	1.13 g/t 0.036 opt
KR-10-1547	35.66 m 117.0 ft	37.14 m 121.8 ft	1.48 m 4.8 ft	2.83 g/t 0.091 opt
KR-10-1550	40.43 m 132.6 ft	42.81 m 140.4 ft	2.38 m 7.8 ft	8.09 g/t 0.260 opt
*Notes: (1) True thickness is not determined; (2) Drill hole numbers KR-10-1539 through KR-10-1545, KR-10-1548, KR-10-1549 and KR-10-1551 from the Penguin Zone returned no significant intersections.

None of the recent drill intercepts listed above were included in the data used for the NI 43-101 resource estimate released on April 14, 2008 and therefore could lead to an increase in the resource at the Ketza River project. A complete table of updated results for the 2009-2010 drilling program can be found on our website: http://www.yukon-nevadagold.com/i/pdf/KetzaDrillResults09_10.pdf. Included in this table are significant assay results that were recently received from geotechnical and hydrogeology drill holes completed earlier this summer.

All of the assays were analyzed at ALS Laboratory Group in North Vancouver. The documentation of the quality control and quality assurance protocols are described in the NI-43-101 document described above and can be found on our website here: http://www.yukon-nevadagold.com/s/KetzaManto.asp?ReportID=296836

Flow Through Private Placement
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Robert F. Baldock, President of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company has negotiated a $8,500,000 non-brokered flow-through private placement to sell up to 10,000,000 flow-through common shares (“FT Shares”) at $0.85 per FT Share in the capital stock of the Company.

Use of proceeds will be for new resource exploration at Ketza River and Silver Valley. Silver Valley is located approximately 6km east of Ketza River.

The FT Shares will be subject to a “hold period” of four months plus one day from the date of issuance.

The information in this news release including the assay results were compiled by the Chief Geologist for the Ketza River project, Ed Gates (M.Sc., P.Geo). This news release was reviewed and approved by the Todd Johnson (M. Sc.), Vice President of Exploration for Yukon-Nevada Gold Corp. Todd Johnson is the Qualified Person for the purpose of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.